UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Kang Xin
Name:	Kang Xin
Title:	Company Secretary
Dated: July 2, 2007

EXHIBIT INDEX

Exhibit No.                                           Description

99.1                                                     Press release dated July 2, 2007, entitled “CNOOC Ltd. Filed 2006 Annual Report on Form 20-F”.

Exhibit 99.1

FOR IMMEDIATE RELEASE

CNOOC Ltd. Filed 2006 Annual Report on Form 20-F

(Hong Kong, July 2, 2007) - CNOOC Limited (NYSE: CEO, SEHK: 883, “the Company") announced today it has filed with the United States Securities and Exchange Commission (“SEC”) its 2006 annual report on Form 20-F.

This annual report will be available on the Company’s website at http://www.cnoocltd.com/investor/channel/Investor_FormReport.asp and will also be available at the SEC′s website at http://www.sec.gov.

To request a hard copy of the 2006 annual report, including the complete audited financial statements free of charge, please contact:

Mr. Cao Yan
IR Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1417
Fax: +86-10-8452-1441
E-mail: caoyan@cnooc.com.cn

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the

Company and its development and future plans. These forward-looking statements reflect the directors’ current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them.  The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise.  Forward-looking statements involve inherent risks and uncertainties.  Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement.  Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

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For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Carol Wong
Account Manager
Ketchum Hong Kong
Tel: +852-3141-8098
Fax: +852-2510-8199
E-mail: carol.wong@knprhk.com